Susan W. Murley

60 STATE STREET
BOSTON, MA 02109
+1 617 526 6832
+1 617 526 5000 fax
susan.murley@wilmerhale.com
October 19, 2005
Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Russell Mancuso, Esq.

Re:	NxStage Medical, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-126711
Ladies and Gentlemen:
On behalf of NxStage Medical, Inc. (“NxStage” or the “Company”), submitted herewith for filing is Amendment No. 3 (“Amendment No. 3”) to the Registration Statement referenced above (the “Registration Statement”). This Amendment No. 3 is being filed in response to comments contained in a letter dated October 18, 2005 (the “Letter”) from Russell Mancuso, Esq., of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jeffrey H. Burbank, President and Chief Executive Officer of NxStage. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 2 to the Registration Statement.
BALTIMORE      BEIJING      BERLIN      BOSTON      BRUSSELS      LONDON      MUNICH
NEW YORK      NORTHERN VIRGINIA      OXFORD      PALO ALTO      WALTHAM      WASHINGTON

Securities and Exchange Commission
October 19, 2005

Amendment No. 2 to Form S-1
Designed for safety, page 57
1.	Please balance the disclosure in this section with information about your experience with operator error.
Response:	The Company has revised the disclosure on page 57 of the Registration Statement in response to the Staff’s comment. The Company has also included additional disclosure on page 12 of the Registration Statement.
Employment Agreements, page 79
2.	Please file as exhibits the employment agreements described in this section.
Response:	The Company has filed the employment agreements as exhibits to Amendment No. 3, and has described each individual agreement on pages 79 to 82 of the Registration Statement.
Underwriting, page 108
Electronic Distribution, page 111
3.	It appears from your added disclosure under this caption that, in addition to Merrill Lynch, one or more of the underwriters in the offering will make available a prospectus in electronic format on their websites. Please identify all members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describes their procedures to us. Refer to comment 33 in our letter dated August 15, 2005.
Response:	The Company has been advised that none of the underwriters other than Merrill Lynch will make the prospectus available in electronic format on their websites. In addition, the only underwriter that may engage in sales to online brokerage account holders is Merrill Lynch. The Company has revised the disclosure on page 111 of the Registration Statement accordingly.
Part II
Exhibit 5.1 Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
4.	Please provide confirmation from counsel that it concurs with our understanding that the reference and limitation in its opinion to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Securities and Exchange Commission
October 19, 2005

Response:	Wilmer Cutler Pickering Hale and Dorr LLP hereby confirms to the Staff that the reference made in our opinion to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
5.	We note counsel’s consent to being named in the prospectus under the caption “Validity of Common Stock.” It appears, however, that counsel’s name appears in the prospectus under a different caption. Please revise accordingly.
Response:	Wilmer Cutler Pickering Hale and Dorr LLP has revised its opinion to consent to being named in the prospectus under the caption “Legal Matters.” The opinion, as revised, is being filed as an exhibit to Amendment No. 3.
If you require additional information, please telephone either the undersigned at the telephone number indicated above, or Lia Der Marderosian of this firm at (617) 526-6982.
Sincerely,

/s/ Susan W. Murley Susan W. Murley

Cc (w/encl.)	Mr. Jeffrey H. Burbank
Mr. David N. Gill
Winifred L. Swan, Esq.
Mr. Kevin Casey
Danielle Carbone, Esq.
Mark G. Borden, Esq.
Lia Der Marderosian, Esq.